

UFJ

03 JUN -6 AM 7:21

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

May 26, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03022418

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

May 26, 2003

Financial Results of UFJ Bank Limited

For the Fiscal Year Ended March 31, 2003

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2003 (Unaudited)	2002	Variance
Assets:			
Cash and Due from Banks	4,214,401	5,830,269	(1,615,867)
Call Loans	235,403	368,039	(132,636)
Receivables under Resale Agreements	789,772	614,314	175,458
Collateral Deposits on Securities Borrowed	2,440,978	-	2,440,978
Monetary Receivables Bought	181,182	43,038	138,144
Trading Assets	3,026,991	2,652,453	374,537
Money Held in Trust	35,928	111,429	(75,501)
Securities	16,422,472	13,049,629	3,372,842
Loans and Bills Discounted	41,217,253	42,591,690	(1,374,436)
Foreign Exchanges	564,403	547,724	16,678
Other Assets	2,045,457	3,351,947	(1,306,489)
Premises and Equipment	614,220	648,198	(33,977)
Deferred Tax Assets	1,300,091	1,230,392	69,698
Goodwill	15,382	21,534	(6,152)
Customers' Liabilities for Acceptances and Guarantees	2,849,942	2,816,064	33,878
Reserve for Credit Losses	(1,528,665)	(1,542,756)	14,091
Reserve for Losses on Securities	(1,324)	(603)	(720)
Total Assets	74,423,895	72,333,368	2,090,526
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	47,867,273	47,695,611	171,661
Negotiable Certificates of Deposit	4,584,997	5,449,072	(864,074)
Call Money	4,680,203	2,886,598	1,793,604
Payables under Repurchase Agreements	1,422,205	503,886	918,318
Collateral Deposits on Securities Loaned	3,209,175	-	3,209,175
Commercial Paper	343,775	575,262	(231,487)
Trading Liabilities	1,950,366	1,726,753	223,612
Borrowed Money	1,392,719	1,343,947	48,772
Foreign Exchanges	88,894	167,593	(78,699)
Bonds and Notes	2,231,913	2,465,623	(233,710)
Other Liabilities	1,238,813	3,222,406	(1,983,592)
Reserve for Employee Bonus	21,915	18,571	3,343
Reserve for Retirement Benefits	11,921	7,600	4,321
Reserve for Contingent Liabilities Related to Loans Sold	18,807	54,944	(36,137)
Reserve for Possible Loan Losses on Support of Specific Borrowers	-	534,057	(534,057)
Other Reserves	207	82	125
Deferred Tax Liabilities	306	1,992	(1,685)
Deferred Tax Liabilities Related to Revaluation Reserve for Land	75,045	76,224	(1,179)
Acceptances and Guarantees	2,849,942	2,816,064	33,878
Total Liabilities	71,988,484	69,546,294	2,442,190
Minority Interests	866,443	586,008	280,434
Stockholders' Equity:			
Capital Stocks	843,582	-	843,582
Capital Surplus	845,556	-	845,556
Ratined Earnings	(215,016)	-	(215,016)
Revaluation Reserve for Land, Net of Taxes	109,722	-	109,722
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Ta	48,709	-	48,709
Foreign Currency Translation Adjustments	(63,587)	-	(63,587)
Total Stockholders' Equity	1,568,967	-	1,568,967
Capital Stocks	-	843,582	(843,582)
Capital Surplus	-	845,556	(845,556)
Revaluation Reserve for Land, Net of Taxes	-	118,601	(118,601)
Ratined Earnings	-	303,208	(303,208)
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Ta	-	128,733	(128,733)
Foreign Currency Translation Adjustments	-	(38,616)	38,616
Total Stockholders' Equity	-	2,201,066	(2,201,066)
Total Liabilities, Minority Interests and Stockholders' Equity	74,423,895	72,333,368	2,090,526

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Fiscal Year ended March 31, 2003 (Unaudited)	2002	Variance
Income:			
Interest Income	1,093,304	1,175,819	(82,515)
Interest on Loans and Discounts	*809,853*	*787,659*	*22,193*
Interest on and Dividends from Securities	*169,975*	*201,862*	*(31,886)*
Fees and Commissions	302,630	208,438	94,192
Trading Gains	140,029	82,011	58,017
Other Operating Income	504,709	360,623	144,085
Other Income	215,039	357,864	(142,824)
Total Income	2,255,713	2,184,757	70,955
Expenses:			
Interest Expenses	267,394	442,912	(175,517)
Interest on Deposits	*100,251*	*265,905*	*(165,654)*
Fees and Commissions	61,270	51,458	9,811
Trading Expenses	438	-	438
Other Operating Expenses	285,326	257,402	27,923
General and Administrative Expenses	686,785	521,992	164,793
Other Expenses	1,483,482	1,649,437	(165,954)
Total Expenses	2,784,697	2,923,202	(138,504)
Income (Loss) before Income Taxes	(528,984)	(738,444)	209,460
Less:Provision for Income Taxes	6,351	21,170	(14,819)
Less:Deferred Income Taxes	(27,473)	(299,679)	272,206
Less:Minority Interests in Net Income	17,835	15,373	2,461
Net Income (Loss)	(525,697)	(475,309)	(50,388)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal Year ended March 31, 2003 (Unaudited)	2002	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes	(528,984)	(738,444)	209,460
Depreciation	23,470	19,862	3,608
Amortization of Goodwill	2,976	3,135	(158)
Equity in Earnings of Affiliates	1,551	13,540	(11,989)
Net Increase (Decrease) in Reserve for Possible Loan Losses	(22,958)	(212,012)	189,053
Net Increase (Decrease) in Reserve for Possible Losses on Securities	720	(17,006)	17,727
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(36,137)	(31,895)	(4,241)
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	(534,057)	534,057	(1,068,114)
Net Increase (Decrease) in Reserve for Employee Bonus	1,556	2,605	(1,049)
Net Increase (Decrease) in Reserve for Retirement Benefit	21,725	84,539	(62,814)
Interest Income	(1,093,304)	(1,175,819)	82,515
Interest Expenses	267,394	442,912	(175,517)
Net (Gain) Loss on Securities	306,455	(79,335)	385,790
Net (Gain) Loss on Money Held in Trust	595	484	111
Net (Gain) Loss on Foreign Exchange Transactions	59,679	(149,433)	209,112
Net (Gain) Loss on Sales of Premises and Equipment	25,565	41,934	(16,369)
Net (Gain) Loss on Establishing Retirement Benefit Trust	(13,953)	(54,915)	40,961
Net (Increase) Decrease in Trading Assets	(280,511)	1,434,414	(1,714,925)
Net Increase (Decrease) in Trading Liabilities	195,088	(836,339)	1,031,427
Net (Increase) Decrease in Loans and Bills Discounted	1,460,450	5,073,031	(3,612,581)
Net Increase (Decrease) in Deposits	171,661	(1,256,916)	1,428,578
Net Increase (Decrease) in Negotiable Certificates of Deposit	(864,074)	(1,827,690)	963,615
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	167,826	(243,167)	410,994
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	1,096,337	1,857,451	(761,114)
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(140,282)	(43,760)	(96,522)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(946,164)	(88,583)	(857,581)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	2,711,923	(4,462,420)	7,174,343
Net Increase (Decrease) in Commercial Paper	(250,487)	110,551	(361,038)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	1,313,081	(1,344,596)	2,657,677
Net (Increase) Decrease in Foreign Exchange Assets	(16,678)	90,937	(107,616)
Net Increase (Decrease) in Foreign Exchange Liabilities	(78,699)	15,582	(94,282)
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	342,343	323,486	18,857
Interest Received	1,156,198	1,327,680	(171,482)
Interest Paid	(297,891)	(507,215)	209,324
Others, Net	(243,404)	(903)	(242,500)
Sub-total	3,979,012	(1,694,249)	5,673,262
Income Taxes Paid	(6,766)	(24,165)	17,399
Net Cash Provided by (Used in) Operating Activities	3,972,245	(1,718,415)	5,690,661

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Fiscal Year ended March 31, 2003 (Unaudited)	2002	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(45,836,448)	(23,833,739)	(22,002,709)
Proceeds from Sales of Securities	31,381,653	19,229,251	12,152,401
Proceeds from Maturities of Securities	10,483,767	7,922,041	2,561,725
Increase in Money Held in Trust	(70,846)	(774)	(70,072)
Decrease in Money Held in Trust	184,818	51,091	133,726
Expenditures for Premises and Equipment	(23,322)	(60,548)	37,225
Proceeds from Sales of Premises and Equipment	35,533	120,748	(85,214)
Expenditures for Purchases of Consolidated Subsidiaries	(13,275)	0	(13,275)
Proceeds from Sales of Consolidated Subsidiaries	9,487	292,879	(283,392)
Others, Net	-	3,275	(3,275)
Net Cash Provided by (Used in) Investing Activities	(3,848,632)	3,724,226	(7,572,859)
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	163,500	153,000	10,500
Expenditures for Repayment of Subordinated Debt	(520,500)	(173,500)	(347,000)
Proceeds from Issuance of Subordinated Bonds	34,932	357,331	(322,399)
Redemption and Repurchase of Subordinated Bonds	(559,068)	(319,049)	(240,018)
Proceeds from Issuance of Capital Stocks to Minority Interests	231,000	219,845	11,154
Dividends Paid	(10,998)	(76,521)	65,522
Dividends Paid to Minority Interests	(26,780)	(7,600)	(19,179)
Net Cash Provided by (Used in) Financing Activities	(687,914)	153,505	(841,420)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,425)	11,410	(12,836)
Net Increase (Decrease) in Cash and Cash Equivalents	(565,727)	2,170,726	(2,736,454)
Cash and Cash Equivalents at Beginning of Fiscal Year	3,843,124	4,232,343	(389,218)
Decrease in Cash and Cash Equivalents due to Change in definition of Cash and Cash Equivalents	-	(3,303,153)	3,303,153
Increase in Cash and Cash Equivalents due to Change of Scope of Consolidated	1,338	6	1,332
Decrease in Cash and Cash Equivalents Caused by Exclusion from Scope of Consolidated	(18)	(2)	(16)
Increase in Cash and Cash Equivalents due to Merger	-	736,420	(736,420)
Increase in Cash and Cash Equivalents due to Merger of Subsidiaries	0	6,783	(6,783)
Cash and Cash Equivalents at End of Fiscal Year	3,278,717	3,843,124	(564,407)

Note: A recognition between "Cash and Cash Equivalenst" and Cash and Due from Banks on the balance she sheet is as follows:

Cash and Due from Banks	*4,214,401*
Less: Due from Banks other than Central Banks	*(935,684)*
Cash and Cash Equivalents	*3,278,717*

UFJ Trust Bank Limited

May 26, 2003

Financial Results of UFJ Trust Bank Limited

For the Fiscal Year Ended March 31, 2003

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2003 (Unaudited)	2002	Variance
Assets:			
Cash and Due from Banks	443,168	582,946	(139,777)
Call Loans	4,568	65,829	(61,261)
Collateral Deposits on Securities Borrowed	299,997	-	299,997
Monetary Receivables Bought	41,188	84,626	(43,438)
Trading Assets	18,114	27,790	(9,676)
Securities	1,702,372	2,558,610	(856,238)
Loans and Bills Discounted	2,988,726	3,461,240	(472,513)
Foreign Exchanges	1,913	3,352	(1,439)
Other Assets	192,383	215,549	(23,166)
Premises and Equipment	105,860	115,141	(9,280)
Deferred Tax Assets	222,439	247,061	(24,622)
Customers' Liabilities for Acceptances and Guarantees	242,543	290,528	(47,984)
Reserve for Credit Losses	(145,808)	(128,524)	(17,284)
Reserve for Losses on Securities	(0)	(59)	59
Total Assets	6,117,466	7,524,093	(1,406,627)
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	3,317,308	3,154,949	162,359
Negotiable Certificates of Deposit	343,700	916,730	(573,030)
Call Money	533,889	724,852	(190,962)
Payables under Repurchase Agreements	-	299	(299)
Trading Liabilities	15,061	16,686	(1,625)
Borrowed Money	85,597	137,362	(51,765)
Foreign Exchanges	0	0	(0)
Bonds and Notes	44,400	107,040	(62,640)
Borrowed Money from Trust Account	1,250,246	1,692,839	(442,593)
Other Liabilities	45,218	64,217	(18,999)
Reserve for Bonus	1,346	1,582	(236)
Reserve for Retirement Benefits	513	299	213
Reserve for Contingent Liabilities Related to Loans Sold	-	1,772	(1,722)
Reserve for Supporting Specific Borrowers	-	45,100	(45,100)
Other Reserves	0	0	-
Deferred Tax Liabilities Related to Revaluation Reserve for Land	7,716	7,711	5
Acceptances and Guarantees	242,543	290,528	(47,984)
Total Liabilities	5,887,542	7,161,972	(1,274,429)
Minority Interests	64	284	(219)
Capital Stocks	280,536	-	280,536
Capital Surplus	138,329	-	138,329
Ratined Earnings	(83,971)	-	(83,971)
Revaluation Reserve for Land, Net of Taxes	12,070	-	12,070
Net Unrealized Profit (Loss) on Available-for-securities, Net of Tax	(116,892)	-	(116,892)
Foreign Currency Translation Adjustments	(213)	-	(213)
Total Stockholders' Equity	229,858	-	229,858
Capital Stocks	-	280,536	(280,536)
Capital Surplus	-	252,676	(252,676)
Revaluation Reserve for Land, Net of Taxes	-	12,061	(12,061)
Ratined Earnings	-	(116,400)	116,400
Net Unrealized Profit (Loss) on Available-for-securities, Net of Tax	-	(67,454)	67,454
Foreign Currency Translation Adjustments	-	417	(417)
Total Stockholders' Equity	-	361,836	(361,836)
Total Liabilities, Minority Interests and Stockholders' Equity	6,117,466	7,524,093	(1,406,627)

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Fiscal Year ended March 31, 2003 (Unaudited)	2002	Variance
Revenue:			
Trust fees	58,678	69,218	(10,540)
Interest Income	64,539	86,354	(21,815)
Interest on Loans and Discounts	*47,015*	*54,732*	*(7,717)*
Interest on and Dividends from Securities	*16,182*	*28,779*	*(12,597)*
Other Interest Income	*1,341*	*2,841*	*(1,500)*
Fees and Commissions	51,230	47,264	3,965
Trading Revenue	583	1,060	(476)
Other Operating Income	46,257	34,666	11,590
Other Income	38,264	57,953	(19,688)
Total Income	259,552	296,517	(36,965)
Expenses:			
Interest Expenses	22,938	42,982	(20,044)
Interest on Deposits	*11,395*	*16,602*	*(5,206)*
Fees and Commissions	4,139	4,055	84
Other Operating Expenses	25,688	25,455	232
General and Administrative Expenses	85,920	91,126	(5,205)
Other Expenses	212,702	323,710	(111,007)
Total Expenses	351,389	487,331	(135,941)
Income (Loss) before Income Taxes, & Minority Interests	(91,837)	(190,813)	98,975
Provision for Income Taxes	913	783	130
Adjustment to Income Taxes Paid in Past Year	-	1,944	(1,944)
Deferred Income Taxes	(10,973)	(51,279)	40,305
Minority Interests in Net Income	132	(199)	331
Net Income (Loss)	(81,909)	(138,173)	56,263

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal Year ended March 31, 2003 (Unaudited)	2002	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes, & Minority Interests	(91,837)	(190,813)	98,975
Depreciation	4,188	4,774	(586)
Amortization of Goodwill	(100)	(181)	81
Equity in Earnings of Affiliates	(498)	1,626	(2,125)
Net Increase (Decrease) in Reserve for Possible Loan Losses	17,284	37,369	(20,085)
Net Increase (Decrease) in Reserve for Possible Losses on Securities	(59)	(75)	16
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(1,772)	(2,172)	400
Net Increase (Decrease) in Reserve for Supporting Specific Borrowers	(45,100)	45,100	(90,200)
Net Increase (Decrease) in Reserve for Employee Bonus	(236)	(295)	59
Net Increase (Decrease) in Reserve for Retirement Benefits	213	(618)	832
Interest Income	(64,539)	(86,354)	21,815
Interest Expenses	22,938	42,982	(20,044)
Net (Gain) Loss on Securities	113,666	95,507	18,159
Net (Gain) Loss on Exchanges	(1,277)	7,696	(8,973)
Net (Gain) Loss on Sales of Premises and Equipment	1,078	1,274	(196)
Net (Gain) Loss on Establishment of Pension Trust	(3,475)	(2,078)	(1,396)
Net (Increase) Decrease in Trading Assets	9,676	82,813	(73,137)
Net Increase (Decrease) in Trading Liabilities	(1,625)	(1,065)	(559)
Net (Increase) Decrease in Loans and Bills Discounted	472,513	287,300	185,213
Net Increase (Decrease) in Deposits	162,359	218,014	(55,655)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(573,030)	177,120	(750,150)
Net Increase (Decrease) in Borrowed Money Excluding Subordinated Debt	(6,765)	(49,360)	42,595
Net (Increase) Decrease in Due from Banks (excluding Bank of Japan)	30,073	425,777	(395,704)
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	104,699	(89,826)	194,526
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(299,997)	-	(299,997)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(191,262)	506,693	(697,956)
Net (Increase) Decrease in Foreign Exchanges (Assets)	1,439	191	1,247
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	(0)	(0)	(0)
Net increase (Decrease) in Borrowed Money from Trust Account	(442,593)	(1,044,138)	601,544
Interest Received	79,412	94,343	(14,931)
Interest Paid	(37,251)	(42,468)	5,216
Others, Net	7,598	56,657	(49,058)
Sub-total	(734,279)	575,798	(1,310,077)
Income Taxes Paid (Refunded)	(574)	1,276	(1,850)
Net Cash Provided by (Used in) Operating Activities	(734,853)	577,074	(1,311,927)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

Millions of yen	Fiscal Year ended March 31, 2003 (Unaudited)	2002	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(4,932,601)	(3,459,652)	(1,472,949)
Proceeds from Sales of Securities	4,993,314	2,267,792	2,725,522
Proceeds from Maturities of Securities	666,413	1,184,875	(518,461)
Expenditures for Premises and Equipment	(1,795)	(5,160)	3,365
Proceeds from Sales of Premises and Equipment	5,686	1,751	3,935
Proceeds from Sales of Consolidated Subsidiaries	-	10	(10)
Net Cash Provided by (Used in) Investing Activities	731,018	(10,383)	741,401
Cash Flows from Financing Activities			
Expenditures for Repayment of Subordinated Debt	(45,000)	(2,000)	(43,000)
Proceeds from Issuance of Subordinated Bonds	-	10,000	(10,000)
Redemption and Repurchase of Subordinated Bonds	(60,869)	(98,143)	37,274
Dividends Paid	-	(1,362)	1,362
Net Cash Provided by (Used in) Financing Activities	(105,869)	(91,505)	(14,363)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-	0	(0)
Net Increase (Decrease) in Cash and Cash Equivalents	(109,704)	475,185	(584,890)
Cash and Cash Equivalents at Beginning of Fiscal Year	534,915	59,729	475,185
Cash and Cash Equivalents at End of Interim period	425,210	534,915	(109,704)

May 26, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Change in Status of Central Leasing Co., Ltd. to an Affiliate under the Equity Method and Integration of Group Leasing Business

We hereby give notice that UFJ Holdings, Inc. has decided to make Central Leasing Co., Ltd., an affiliate accounted for under the equity method, and have 20% or more of shares outstanding through acquiring its shares by UFJ Bank Limited.

Therewith, Central Leasing Co. Ltd. and UFJ Business Finance Co., Ltd., a consolidated subsidiary of UFJ Holdings, Inc. have agreed to start discussions toward the integration of their leasing operations in April 2004.

After integration, as the core leasing company of the UFJ Group, the new company will aim to become one of the leading companies in the leasing business, that can be trusted by customers and the society in the leasing business through the provision of innovative solutions and the increased business efficiency.

This integration of leasing operations is subject to the consent of the respective shareholders and the approval of the related authorities.

(Appendix)

May 26, 2003
Central Leasing Inc.
UFJ Business Finance Co., Ltd.

Integration of Central Leasing Co., Ltd. and Leasing Operation of UFJ Business Finance Co., Ltd.

Central Leasing Co., Ltd. (CL) and UFJ Business Finance Co., Ltd. (UFJBF), a consolidated subsidiary of UFJ Bank Limited have today agreed to start the discussions toward the integration of CL and the leasing operation of UFJBF and executed the letter of intent. CL and UFJFB will set up an "Integration Committee" and make further examination. In addition, before the integration, CL will become an affiliatte accounted for under the equity method of UFJ Bank.

1. Background and Purpose of the Integration

(1) Prompt and appropriate response to the needs of customers and strengthening of competitiveness

Now, the Leasing Business is in the boom of integration and the reorganization. The leasing companies are polarized to the major companies and others. The difference in terms of both scale and the profitability of the companies is now more pronounced.

In such environment, CL and UFJBF made an agreement of cooperation in April 2001 and have collaborated closely. CL, UFJBF and UFJ Bank recognized the necessity of integration of leasing functions of the UFJ Group in order to promote this cooperation further. By bringing together the expertise and the customer base of both companies, the new company will strengthen the competitiveness of the leasing operation and aim for further development as one of the winners in the leasing industry.

(2) Further enhancement of profitability through bolstering the customer base and providing better solutions to the customers

CL and UFJBF have little overlap of customers and after integration, the new company will have over 40,000 customers (about 39,000 from CL and about 2,000 from UFJBF). The customer base of CL consists of wide variety of companies from large companies to medium and small sized companies under the nation-wide branch network. That of UFJBF consists mainly of large companies in Tokyo and Osaka area. Through integration of these different types of customer bases, the new company will have broader and more diverse customer base.

CL has developed wide variety of leasing related service with its group companies and UFJBF has responded to the customer needs from mainly large companies and recently bolstered the structured leasing. The new company will increase profitability through broadening the customer base and fusion of the strength of the two companies.

(3) Streamlining of the corporate structure

Through Integration, the new company will be able to utilize sales and marketing power, products, staff of credit examination, and expertise about leased property of both companies and thus, the company will consolidate overlapping divisions and functions to become more efficient company as soon as possible.

As mentioned above, through integration, the new company will be able to provide wide variety of leasing related service and be adaptable to the needs of customers for greater sophistication and diversity more promptly and adequately. The new company will make a contribution to the society and customers, win the trust of customers, as one of the leaders in this business, and make constant progress of business.

2. Changing status of CL as an affiliate accounted for under the equity method

Through the integration of CL and the leasing operation of UFJBF, the leasing function of the UFJ Group for corporate customers will be integrated in the core leasing company.

Due to the above background, UFJ Bank will increase the share holdings ratio to CL and strengthen the relationship with CL, and CL will become an affiliate accounted for under the equity method.

Through this integration, the new leasing company will realize synergy effects among UFJ group companies and bolster the solution providing ability and through enhancing the customer satisfaction the company will be able to expand the customer base of leasing business.

3. Outline of Merger

(1) Integration target date: April 1, 2004

(2) Integration scheme

The corporate split and merger procedure will be used. The leasing operation of UFJBF will be separated and merged by CL.

(3) Trade name: Trade name of the new company shall be determined hereafter.

(4) Location of head office: Nagoya

(5) Others: Other details of the integration shall be determined hereafter.

May 26, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Repurchase of Shares

(Repurchase of shares under Article 210 of the Commercial Code)

We hereby announce that UFJ Holdings, Inc. has resolved, at its board of directors' meeting held on May 26, 2003, to submit a proposal to authorize the board of directors to repurchase its shares pursuant to Article 210 of the Commercial Code at the general meeting of stockholders to be held on June 26, 2003.

1. The Reason for obtaining authorization by shareholders

UFJ Holdings, Inc. will obtain an authorization by shareholders for repurchase of its own shares in order to implement flexible capital strategies.

2. Details of Repurchase

(1) Type of Shares: Common stock of the UFJ Holdings, Inc.
(2) Total number of shares to be repurchased:
Up to 300,000 shares (5.96% of total outstanding shares)
(3) Total purchase price of shares: Up to JPY50,000,000,000

The above repurchase shall be conditional upon the proposal being approved at the general meeting of stockholders to be held on June 26, 2003.

UFJ Holdings, Inc.

May 26, 2003

Financial Results of UFJ Holdings, Inc.

For the Fiscal Year Ended March 31, 2003

UFJ Holdings, Inc. today reported the company's consolidated financial results for the fiscal year ended March 31, 2003.

Total Revenue for the fiscal year was 2,520 billion yen, compared with 3,163 billion yen for the previous fiscal year. Net Loss for the fiscal year was 608 billion yen, compared with 1,227 billion yen for the previous fiscal year.

FINANCIAL HIGHLIGHTS

Millions of yen	Fiscal year ended March 31, 2003 (Unaudited)	2002
RESULTS		
Total Income	2,520,659	3,163,431
Income (Loss) before Income Taxes	(618,946)	(1,638,415)
Net Income (Loss)	(608,923)	(1,227,424)
BALANCE SHEETS		
Total Assets	80,207,409	79,772,980
Stockholders' Equity	1,864,344	2,600,779
PER SHARE		
Net Income	(126,805.12)	(262,851.12)
Stockholders' Equity	67,382.40	202,404.35

Notes:

(1) $$\text{Net Income per Share} = \frac{\text{Net Income} - \text{Dividends for Preferred Stock}}{\text{Weighted Average Number of Shares of Common Stock *}}$$

(2) $$\text{Stockholders' Equity per Share} = \frac{\text{Stockholders' Equity} - \text{Number of Shares of Preferred Stock} \times \text{Issue Price} - \text{Dividends for Preferred Stock}}{\text{Number of Shares of Common Stock *Outstanding as of the end of the fiscal year}}$$

**Excluding treasury stocks and stocks held by subsidiaries*

(3) Equity in earnings of affiliates as of March 31, 2003 is 321 million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries)	115 Companies

UFJ Bank Limited
UFJ Trust Bank Limited
UFJ Tsubasa Securities Co., Ltd.
The Senshu Bank, Ltd.
UFJ International plc
UFJ Partners Asset Management Co., Ltd.

(2) Companies accounted for under the Equity Method

(Companies accounted for under the equity method)	24 Companies

The Chukyo Bank, Ltd.
Dah Sing Financial Holdings Limited

The board of directors of the Company approved and resolved at the board meeting held on May 26, 2003, the Company's non-consolidated financial results for the fiscal year ended March 31, 2003.

The Consolidated Net Income and Dividend per Share for the fiscal year ending March 31, 2004 are forecasted as follows:

Net Income (million yen)	150,000
Dividend per Share (yen)	
Common Stock	2,500
Class I Preferred Shares	37,500
Class II Preferred Shares	15,900
Class III Preferred Shares	68,750
Class IV Preferred Shares	18,600
Class V Preferred Shares	19,400
Class VI Preferred Shares	5,300
Class VII Preferred Shares	11,500

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2003 (Unaudited)	2002	Variance
Assets:			
Cash and Due from Banks	4,663,012	6,404,825	(1,741,813)
Call Loans	209,082	383,919	(174,837)
Receivables under Resale Agreements	789,772	614,314	175,458
Collateral Deposits on Securities Borrowed	2,440,978	-	2,440,978
Monetary Receivables Bought	222,380	127,674	94,706
Trading Assets	3,045,053	2,680,244	364,808
Money Held in Trust	35,928	111,429	(75,501)
Securities	18,132,858	15,606,367	2,526,490
Loans and Bills Discounted	44,178,615	46,024,625	(1,846,009)
Foreign Exchanges	566,249	551,005	15,244
Other Assets	2,243,009	3,584,120	(1,341,110)
Premises and Equipment	725,725	770,063	(44,337)
Deferred Tax Assets	1,522,606	1,458,282	64,323
Goodwill	15,382	21,534	(6,152)
Customers' Liabilities for Acceptances and Guarantees	3,092,455	3,106,505	(14,049)
Reserve for Cridit Losses	(1,674,377)	(1,671,269)	(3,108)
Reserve for Losses on Securities	(1,324)	(663)	(661)
Total Assets	80,207,409	79,772,980	434,428
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	51,149,640	50,794,085	355,554
Negotiable Certificates of Deposit	4,928,697	6,365,802	(1,437,104)
Call Money	5,183,204	3,561,500	1,621,703
Payables under Repurchase Agreements	1,422,205	504,186	918,018
Collateral Deposits on Securities Loaned	2,909,178	-	2,909,178
Commercial Paper	343,775	575,262	(231,487)
Trading Liabilities	1,965,375	1,743,440	221,934
Borrowed Money	1,462,536	1,355,518	107,018
Foreign Exchanges	88,833	167,519	(78,685)
Corporate Bonds and Notes	2,276,313	2,672,663	(396,350)
Borrowed Money from Trust Account	1,250,246	1,692,839	(442,593)
Other Liabilities	1,288,432	3,294,490	(2,006,058)
Reserve for Employee Bonus	23,564	20,425	3,138
Reserve for Retirement Benefits	13,165	8,599	4,565
Reserve for Contingent Liabilities Related to Loans Sold	18,807	56,716	(37,909)
Reserve for Losses on Supports of Specific Borrowers	-	579,157	(579,157)
Other Reserves	207	82	125
Deferred Tax Liabilities	306	1,992	(1,685)
Deferred Tax Liabilities for Revaluation Reserve for Land	82,762	83,936	(1,173)
Acceptances and Guarantees	3,092,455	3,106,505	(14,049)
Total Liabilities	77,499,707	76,584,726	914,980
Minority Interests	843,357	587,474	255,883
Stockholders' Equity:			
Capital Stocks	1,000,000	-	1,000,000
Capital Surplus	1,233,702	-	1,233,702
Ratined Earnings	(359,380)	-	(359,380)
Revaluation Reserve for Land, Net of Taxes	121,792	-	121,792
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	(65,722)	-	(65,722)
Foreign Currency Translation Adjustments	(64,132)	-	(64,132)
Treasury Stock	(1,913)	-	(1,913)
Total Stockholders' Equity	1,864,344	-	1,864,344
Capital Stocks	-	1,000,000	(1,000,000)
Capital Surplus	-	1,266,626	(1,266,626)
Revaluation Reserve for Land, Net of Taxes	-	130,638	(130,638)
Ratined Earnings	-	254,225	(254,225)
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	-	60,110	(60,110)
Foreign Currency Translation Adjustments	-	(37,834)	37,834
Total Stockholders' Equity	-	2,600,779	(2,600,779)
Total Liabilities, Minority Interests and Stockholders' Equity	80,207,409	79,772,980	434,428

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen	Fiscal year ended March 31, 2003 (Unaudited)	2002	Variance
Revenue:			
Interest Income	1,156,993	1,652,315	(495,321)
Interest on Loans and Discounts	*856,002*	*1,105,010*	*(249,008)*
Interest on and Dividends from Securities	*187,289*	*308,145*	*(120,856)*
Trust Fees	58,458	68,944	(10,485)
Fees and Commissions	361,047	315,361	45,685
Trading Revenue	140,612	104,847	35,765
Other Operating Income	549,561	508,806	40,755
Other Income	253,985	513,156	(259,170)
Total Revenue	2,520,659	3,163,431	(642,772)
Expenses:			
Interest Expenses	288,542	607,751	(319,209)
Interest on Deposits	*111,591*	*345,921*	*(234,329)*
Fees and Commissions	68,538	65,537	3,000
Trading Expenses	438	-	438
Other Operating Expenses	314,447	373,685	(59,238)
General and Administrative Expenses	775,121	855,239	(80,118)
Other Expenses	1,692,518	2,899,633	(1,207,115)
Total Expenses	3,139,606	4,801,847	(1,662,241)
Income (Loss) before Income Taxes & Minority Interests	(618,946)	(1,638,415)	1,019,468
Provision for Income Taxes	7,675	21,266	(13,591)
Deferred Income Taxes	(37,903)	(455,793)	417,889
Minority Interests in Net Income (Loss)	20,204	23,534	(3,330)
Net Income (Loss)	(608,923)	(1,227,424)	618,500

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal year ended March 31, 2003 (Unaudited)	2002	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes & Minority Interests	(618,946)	(1,638,415)	1,019,468
Depreciation	28,005	36,881	(8,875)
Amortization of Goodwill	3,433	4,018	(584)
Equity in Earnings of Affiliates	380	18,893	(18,513)
Net Increase (Decrease) in Reserve for Credit Losses	(5,759)	348,911	(354,671)
Net Increase (Decrease) in Reserve for Losses on Securities	661	(2,859)	3,520
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(37,909)	(67,870)	29,961
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	(579,157)	579,157	(1,158,314)
Net Increase (Decrease) in Reserve for Employee Bonuses	1,277	2,740	(1,462)
Net Increase (Decrease) in Reserve for Retirement Benefit	21,968	84,214	(62,245)
Interest Income	(1,156,993)	(1,652,315)	495,321
Interest Expenses	288,542	607,751	(319,209)
Net (Gain) Loss on Securities	419,023	134,618	284,404
Net (Gain) Loss on Money Held in Trust	595	(477)	1,073
Net (Gain) Loss on Foreign Currency Translation Adjustments	58,893	(197,505)	256,399
Net (Gain) Loss on Sales of Premises and Equipment	26,941	45,539	(18,597)
Net (Gain) Loss on Establishing Retirement Benefit Trust	(17,428)	(50,527)	33,099
Net (Increase) Decrease in Trading Assets	(270,782)	1,707,746	(1,978,529)
Net Increase (Decrease) in Trading Liabilities	193,410	(424,210)	617,620
Net (Increase) Decrease in Loans and Bills Discounted	1,932,023	7,193,312	(5,261,289)
Net Increase (Decrease) in Deposits	354,979	(3,496,130)	3,851,110
Net Increase (Decrease) in Negotiable Certificates of Deposit	(1,437,104)	(3,434,516)	1,997,411
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	171,072	(327,183)	498,256
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	1,113,153	2,642,773	(1,529,619)
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(54,643)	(557,760)	503,117
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(646,167)	(152,345)	(493,822)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	2,539,721	(2,649,806)	5,189,528
Net Increase (Decrease) in Commercial Paper	(250,487)	(257,448)	6,961
Net Increase (Decrease) in Collateral Deposits on Securities Lent	713,087	(2,111,371)	2,824,458
Net (Increase) Decrease in Foreign Exchange Assets	(15,244)	78,387	(93,631)
Net Increase (Decrease) in Foreign Exchange Liabilities	(78,685)	31,233	(109,919)
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	342,343	661,810	(319,466)
Net Increase (Decrease) in Borrowed Money from Trust Account	(442,593)	(1,097,385)	654,792
Interest Received	1,238,860	1,890,309	(651,448)
Interest Paid	(338,450)	(715,095)	376,644
Others, Net	(228,204)	(118,958)	(109,245)
Sub-total	3,269,818	(2,883,885)	6,153,704
Income Taxes Paid	(7,832)	(29,317)	21,484
Net Cash Provided by (Used in) Operating Activities	3,261,985	(2,913,202)	6,175,188

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Fiscal year ended March 31, 2003 (Unaudited)	2002	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(50,778,318)	(41,899,542)	(8,878,776)
Proceeds from Sales of Securities	36,361,278	30,910,908	5,450,370
Proceeds from Maturities of Securities	11,152,674	16,183,009	(5,030,335)
Increase in Money Held in Trust	(70,846)	(86,784)	15,937
Decrease in Money Held in Trust	184,818	132,833	51,984
Expenditures for Premises and Equipment	(25,215)	(101,535)	76,319
Proceeds from Sales of Premises and Equipment	41,337	147,440	(106,103)
Expenditures for Purchases of Consolidated Subsidiaries	(13,275)	0	(13,275)
Proceeds from Sales of Consolidated Subsidiaries	9,487	250,298	(240,810)
Others, Net	-	(188)	188
Net Cash Provided by (Used in) Investing Activities	(3,138,059)	5,536,440	(8,674,500)
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	163,500	162,000	1,500
Expenditures for Repayment of Subordinated Debt	(465,500)	(237,500)	(228,000)
Proceeds from Issuance of Subordinated Bonds	34,932	637,331	(602,399)
Redemption and Repurchase of Subordinated Bonds	(719,937)	(606,304)	(113,633)
Proceeds from Issuance of Capital Stocks to Minority Interests	231,000	219,845	11,154
Dividends Paid	(23,282)	(8,246)	(15,036)
Dividends Paid to Minority Interests	(26,667)	(7,811)	(18,855)
Expenditures for Purchase of Treasury Stocks	(256)	(6,882)	6,626
Proceeds from Sales of Treasury Stocks	8,280	6,564	1,715
Proceeds from Sales of Stocks of Parent held by Consolidated Subsidiaries	-	86,265	(86,265)
Net Cash Provided by (Used in) Financing Activities	(797,931)	245,261	(1,043,193)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,425)	11,763	(13,188)
Net Increase (Decrease) in Cash and Cash Equivalents	(675,431)	2,880,262	(3,555,694)
Cash and Cash Equivalents at Beginning of Fiscal Year	4,378,042	1,497,781	2,880,261
Increase in Cash and Cash Equivalents due to Change of Scope of Consolidated	1,338	-	1,338
Increase in Cash and Cash Equivalents due to Merger of Consolidated Subsidiaries	0	-	0
Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries	(18)	(1)	(17)
Cash and Cash Equivalents at End of Fiscal Year	3,703,931	4,378,042	(674,111)

Notes:
(1) Amounts less than one million yen are omitted.
(2) For the purpose of the consolidated statements of cash flows, "Cash and Cash Equivalents" is "Cash and Due from Banks" in the consolidated balance sheets.

BALANCE OF LOANS AND DEPOSITS

(a) Combined

(Table 1)

Millions of Yen

		Mar. 31, 2003	Sept. 30, 2002	Mar. 31, 2002
Deposits &	Outstanding Balance	52,364,520	51,205,228	52,420,722
Trust Principal	Average Balance	51,032,726	51,816,533	55,035,987
Loans	Outstanding Balance	43,985,084	43,778,889	46,290,707
	Average Balance	43,934,304	44,929,954	50,771,212

(b) UFJ Bank Combined & Non-consolidated

(Table 2)

Millions of Yen

		UFJ Bank Combined			UFJ Bank Non-consolidated		
		Mar. 31, 2003	Sept. 30, 2002	Mar. 31, 2002	Mar. 31, 2003	Sept. 30, 2002	Mar. 31, 2002
Deposits	Outstanding Balance	47,039,365	45,876,779	46,452,379	47,039,365	45,876,779	46,452,379
	Average Balance	45,573,104	46,195,909	48,270,084	45,573,104	46,195,909	48,270,084
Loans	Outstanding Balance	39,980,760	39,643,594	41,552,841	39,721,610	39,643,594	41,552,841
	Average Balance	39,699,110	40,484,647	45,517,571	39,693,344	40,484,647	45,517,571

(c) UFJ Trust Bank Non-consolidated

(Table 3)

Millions of Yen

		Banking & Trust Account			Banking Account			Trust Account		
		Mar. 31, 2003	Sept. 30, 2002	Mar. 31, 2002	Mar. 31, 2003	Sept. 30, 2002	Mar. 31, 2002	Mar. 31, 2003	Sept. 30, 2002	Mar. 31, 2002
Deposits &	Outstanding Balance	5,325,154	5,328,448	5,968,343	3,319,039	3,159,357	3,158,388	2,006,115	2,169,091	2,809,955
Trust Principal	Average Balance	5,459,622	5,620,623	6,765,903	3,237,259	3,190,462	2,957,924	2,222,362	2,430,160	3,807,979
Loans	Outstanding Balance	4,004,323	4,135,294	4,737,866	3,031,408	3,063,737	3,520,861	972,915	1,071,557	1,217,004
	Average Balance	4,235,194	4,445,306	5,253,640	3,128,782	3,284,586	3,834,345	1,106,411	1,160,720	1,419,294

FORECAST FOR FISCAL YEAR ENDING MARCH 31, 2004

FORECAST OF FINANCIAL RESULTS

(Table 4)

Billions of Yen	Forecast for the Fiscal Year 3/2003	
	1-year	Interim
Non-consolidated Basis		
Operating Income	20.0	18.0
Ordinary Profit ('Keijo Rieki')	16.0	16.0
Net Income	16.0	16.0
Consolidated Basis		
Total Income	2,100.0	1,100.0
Ordinary Profit ('Keijo Rieki')	240.0	95.0
Net Income	150.0	60.0

<For reference>

Forecasts of Financial Results for Banking Subsidiaries

(Table 5)

Billions of yen	Forecast for the Fiscal Year 3/2003					
	UFJ Bank Combined (UFJ Bank, UFJSP & UFJEI)		UFJ Bank (Non-consolidated)		UFJ Trust Bank (Non-consolidated)	
	1-year	Interim	1-year	Interim	1-year	Interim
Business Profit before Net Transfer to General Reserve*	640.0	310.0	640.0	310.0	85.0	35.0
Total Credit Costs	(410.0)	(210.0)	(350.0)	(175.0)	(35.0) **	(20.0) **
Ordinary Profit	150.0	55.0	210.0	90.0	15.0	5.0
Net Income	120.0	45.0	180.0	80.0	10.0	5.0

** Before Write-off in Trust Account*

*** Banking and Trust Account*

FORECAST OF DIVIDENDS DECLARED (Non-consolidated)

(Table 6)

Yen	Forecast for the Fiscal Year 3/2004	
	1-year	Interim
Common Stock	2,500	-
Class I Preferred Shares	37,500	-
Class II Preferred Shares	15,900	-
Class III Preferred Shares	68,750	-
Class IV Preferred Shares	18,600	-
Class V Preferred Shares	19,400	-
Class VI Preferred Shares	5,300	-
Class VII Preferred Shares	11,500	-